Exhibit (a)(1)(I)

FORM OF EMAIL NOTICE

REGARDING REJECTION OF OPTIONS FOR EXCHANGE

From:	BrainsWay Ltd.

Re:	Notice of Rejection of Options for Exchange

Thank you for your submission of the Election Form pursuant to the Offer to Exchange Eligible Options for New Options, dated May 4, 2021 (the “Exchange Offer”). With this letter, we are notifying you that BrainsWay Ltd. (“BrainsWay”) has rejected for exchange the Eligible Options selected on your Election Form for exchange in the Exchange Offer. Accordingly, such Eligible Options will remain outstanding and subject to their original terms. For additional information regarding the rejection of your options for exchange, please contact either Dana Zohar (in Israel) at HRIsrael@brainsway.com or Eileen Riordan (in the United States) at HRUS@brainsway.com

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Exchange Offer.